                       AMERICAN PRECISION INDUSTRIES INC.
                               2777 Walden Avenue
                            Buffalo, New York 14225

                             Information Statement
                          Pursuant to Section 14(f) of
                      the Securities Exchange Act of 1934
                           and Rule 14f-1 Thereunder

   This information statement is being mailed on or about February 24, 2000, as part of a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), to holders of record on February 18, 2000, of shares of Common Stock, par value $.66 2/3 per share (the "Common Stock"), of American Precision Industries Inc., a Delaware corporation (hereinafter referred to as "API" or the "Company"), in connection with the election, other than at a meeting of the stockholders of the Company, to the Board of Directors of the Company (the "Board") of up to six persons (the "Designees") to be designated by Alpha Acquisition I Corp., a Delaware corporation (the "Purchaser"). The Purchaser is a wholly-owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"). Such designation will be made pursuant to an Agreement and Plan of Merger, dated as of February 15, 2000 (the "Merger Agreement"), among the Parent, Purchaser and the Company, which provides for a tender offer by the Purchaser for the Shares (the "Offer") followed by a merger of the Purchaser into the Company (the "Merger"). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9.

   The Merger Agreement provides that promptly upon the payment by the Purchaser for Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors (the "Company Board") as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding, and the Company shall, upon request of Parent, promptly take all actions necessary to cause Parent's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors. The Merger Agreement further provides that the Company Board shall always have at least two members who are neither officers, directors or designees of the Purchaser or any of its affiliates ("Purchaser Insiders"). If the number of directors who are not Purchaser Insiders is reduced below two prior to the merger of Purchaser into the Company, the remaining director who is not a Purchaser Insider shall be entitled to designate a person to fill such vacancy who is not a Purchaser Insider and who shall be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement.

   The information contained herein concerning the Parent, the Purchaser and the Designees has been furnished to the Company by the Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the information contained herein to be filed with the Securities and Exchange Commission (the "Commission") and transmitted to the Company's stockholders not less than ten days prior to the date any of the Designees are elected or appointed to the Board in accordance with the terms of the Merger Agreement.

   As of February 18, 2000, 6,889,322 Shares were issued and outstanding. Each Share is entitled to one vote on all matters submitted to stockholders of the Company.

             THE DESIGNEES AND THE CURRENT MEMBERS OF THE BOARD OF
                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The Designees

   Set forth below is certain information about each of the Designees:

   Patrick W. Allender, 53, has served as Chief Financial Officer of Parent since March 1987.

   Daniel L. Comas, 35, was appointed Vice President, Corporate Development of Parent in 1996. He has served Parent in an executive capacity in the corporate development area for more than the past five years.

   Christopher C. McMahon, 37, was appointed Vice President and Controller of Parent in 1999. From 1997 until 1999 he was a Group Vice President for Parent, and prior to this, he served as Vice President, Finance and Administration.

   Mitchell P. Rales, 43, has served as a director of Parent since January 1984. In addition, during the past five years he has been a principal in a number of private business entities with interests in manufacturing companies, media operations and publicly traded securities. He is also a director of Imo Industries Inc.

   Steven M. Rales, 48, has served as Chairman of the Board of Parent since January 1984. In addition, during the past five years he has been a principal in a number of private business entities with interests in manufacturing companies, media operations and publicly traded securities. He is also a director of Imo Industries Inc.

   George M. Sherman, 58, has served as President and Chief Executive Officer and a director of Parent since February 1990. He is also a director of Campbell Soup Company.

Present Directors of the Company

   The following table contains information with respect to the present directors of the Company, some of whom may resign under the terms of the Merger Agreement.

   John M. Albertine, PhD, age 55, has been a director since 1985. In 1990 Dr. Albertine became Chairman and Chief Executive Officer of Albertine Enterprises, Inc., an economic forecasting, public policy, and full-service mergers and acquisitions firm based in Washington, D.C. Dr. Albertine serves on the Board of Directors of Thermo Electron Corporation*, Intermagnetics General Corporation*, Semco Energy, Inc.*, and Thermo Information Solutions, Inc.*

   Holger Hjelm, age 76, has been a director since July 8, 1997, at which time he was elected to the Board by the directors as the nominee of InterScan Holding Ltd. ("InterScan") in accordance with the agreement by which the Company acquired Portescap, a Swiss motor company, from InterScan. Pursuant to that agreement, the Company is required to nominate InterScan's nominee as a director of the Company with a term expiring in 2000 and to appoint that nominee, if elected by the shareholders, to the Nominating Committee. Mr. Hjelm has been active for the past 17 years developing a group of companies known as the InterScan Group ("ISG") based in Zurich, Switzerland. ISG is an international conglomerate privately owned by Mr. Hjelm and his family. Through its companies in several countries, ISG manufactures steel mill rolls, and paper and packaging products, distributes fruits and vegetables, conducts oil and commodity trading and real estate activities, and operates a pay phone company.

   Bernard J. Kennedy, age 68, has been a director since 1987. Mr. Kennedy has been Chairman and Chief Executive Officer of National Fuel Gas Company* since 1989 and is Chairman of certain of its subsidiaries. National Fuel Gas Company and its subsidiaries are engaged in production, purchase, storage, transportation and sale of natural gas and in the exploration for and development of oil and natural gas reserves.

   Douglas J. MacMaster, Jr., age 69, has been a director since 1990. He was Senior Vice President of Merck & Co., Inc., a health products company, from 1988 until his retirement in 1992. Mr. MacMaster is a director of Martek Biosciences Corp.*, Noese Technologies, Inc.*, and Stratton Mutual Funds*.

   Klaus K. Oertel, age 66, has been a director since 1995. From January 1, 1990 until his retirement on December 31, 1994, Mr. Oertel was a member of the Board of Management of AEG A.G., Frankfurt, Germany, a unit of Daimler-Benz AG, in charge of the world-wide rail systems group. Since his retirement, Mr. Oertel has acted as a consultant to various industries.

   Victor A. Rice, age 59, has been a director since 1994. From 1996 to 1999, Mr. Rice was the Chief Executive Officer and a director of LucasVarity plc*, an international manufacturer and supplier of products, systems, and services to the automotive, diesel engine, and aerospace industries. From 1980 until 1996, Mr. Rice was Chairman and Chief Executive Officer of Varity Corporation.

   Jerre L. Stead, age 57, has been a director since 1996. He has been Chairman and Chief Executive Officer of Ingram Micro Inc.*, a distributor of technology products and services, since August, 1996. On January 1, 1995, Mr. Stead became Chairman and Chief Executive Officer of Legent Corporation, a computer programming software services firm. He resigned from that position on August 15, 1995 after the merger of Legent Corporation with Computer Associates International, Inc. During 1993 and 1994, Mr. Stead was Chairman and Chief Executive Officer of AT&T Global Information Solutions (formerly NCR), a provider of information technology services. He also served as an Executive Vice President of AT&T and a member of AT&T's Management Executive and Global Operations Committees. Mr. Stead is also a director of Armstrong World Industries Inc.*, Conexant Systems, Inc.*, and Thomas & Betts Corp.*

   Kurt Wiedenhaupt, age 62, has been a director since 1992. Mr. Wiedenhaupt became President and Chief Executive Officer of the Company on July 1, 1992 and Chairman on April 25, 1997. From 1986 to June 30, 1992, Mr. Wiedenhaupt was President and Chief Executive Officer of AEG Corporation, a North American unit of Daimler-Benz AG which is engaged in transportation, electronics, industrial equipment and business systems.

Board Committees

   There are five standing committees of the Board of Directors: Audit, Compensation, Finance, Nominating, and Special.

   The Audit Committee, which is currently comprised of Mr. Kennedy, Chairman, Mr. MacMaster, and Mr. Oertel, had three meetings in 1999. It selects auditors (subject to shareholder ratification), and reviews their proposed audit plan and fees, their completed audit, and their recommendations and the replies of management thereto. The auditors have direct access to the Audit Committee with respect to the Company's accounting practices and procedures and management's compliance with those practices and procedures. The Audit Committee also has oversight responsibility for the Company's compliance efforts with respect to Year 2000 technology issues.

   The Compensation Committee, which is currently comprised of Mr. Stead, Chairman, Dr. Albertine, and Mr. Rice, had three meetings in 1999. It submits recommendations to the Board on all matters relating to the compensation of officers and key employees and administers the Company's stock option plans for employees.

   The Finance Committee, which is currently comprised of Mr. Oertel, Chairman, Dr. Albertine, and Mr. Kennedy, held four meetings during 1999. It reviews the Company's financing plans for acquisitions and capital expenditures.

   The Nominating Committee, which is currently comprised of Dr. Albertine, Chairman, Mr. Hjelm, and Mr. Stead, did not meet in 1999. The functions of the Nominating Committee are to review the size and
--------
*Denotes publicly-held company.

composition of the Board; to establish criteria for Board membership; to search for and screen candidates to fill vacancies on the Board; and to recommend an appropriate slate of candidates for election each year. Shareholders who wish to present a candidate for nomination as a director may do so by writing to the Committee at the Company's corporate office and providing the candidate's name, biographical data and qualifications.

   The Special Committee, which was appointed by the Board in 1998 to assist management in evaluating strategic opportunities, is currently comprised of Mr. Oertel, Chairman, Mr. Rice, and Mr. Stead. This Committee held three meetings in 1999.

Director Attendance

   The Board of Directors had six meetings in 1999. All directors attended at least 75% of the relevant board and committee meetings held during 1999, except for Mr. Hjelm who attended four of six meetings and Mr. Stead who attended five of twelve meetings.

Director Compensation

   Directors (except for Mr. Wiedenhaupt) are entitled to an attendance fee of $1,000 for each board meeting attended in person and are also entitled to an annual retainer of $16,000. Members of committees are entitled to $800 for attendance in person at each meeting. Fees for participation in board or committee meetings by telephone are $500 and $400, respectively. The Chairmen of the Audit, Compensation, Finance, Nominating, and Special Committees are entitled to $1,000 per annum. Except for group term life insurance coverage of $100,000 ($50,000 after age 70), the Company does not provide pensions, medical benefits or other benefit programs to non-employee directors.

   Under the 1995 Directors Stock Option Plan, as amended and restated (the "1995 Directors Plan"), a non-employee director of the Company may elect to receive options instead of cash for either his annual director's retainer or meeting and chairmanship fees for that year or for the total of such retainer and fees ("Elected Options"). The Elected Options are granted on the first day of each calendar quarter, which is the date on which the payment of retainer and meeting fees would otherwise be made in cash. The number of shares of common stock subject to an Elected Option is equal to the amount of director's retainer and fees divided by the difference between the fair market value of a share of the Company's Common Stock on the date of grant and the exercise price of the Elected Option, which is 30% of the fair market value of a share on the date of grant. Elected Options become exercisable in full six months after grant and expire ten years after grant. However, Elected Options may expire earlier as a result of the termination of a director's service on the board, as follows: if an Elected Option has not expired earlier, it will expire on the fifth anniversary of the director's retirement after age 70, or if the director dies before that fifth anniversary, the first anniversary of the director's death; on the first anniversary of the termination of the director's service on the board by reason of death or disability; or three months after the termination of the director's service on the board for any other reason. The exercise price is payable in cash or by the delivery of shares of the Company's Common Stock owned by the director.

   All the directors eligible under the 1995 Directors Plan elected to participate in the Plan with respect to meeting fees earned in 1999, and all eligible directors except Dr. Albertine elected to participate in the Plan with respect to the retainers earned. Dr. Albertine received $17,000 in cash payments in 1999 for retainers. The Elected Options which have been granted to directors under the 1995 Directors Plan since the inception of the program are set forth in the table below.

   On each date that Elected Options are granted, the combination of the exercise price of the Elected Options granted and the cash fees the director is entitled to receive but forgoes is equivalent to the market value of the shares of Common Stock underlying the Elected Option on the date of grant.

   As of February 18, 2000, Elected Options for 8,687 shares of Common Stock had been exercised. The Elected Options reflected in the table below were granted in lieu of cash retainers and meeting fees aggregating $612,250.

   On April 24, 1998, the Company's Board of Directors, on recommendation of the Compensation Committee, adopted a Director Stock Option Award Program under the 1995 Directors Plan. Under this program, each director will receive a grant of stock options ("Discretionary Options") on the date of the annual meeting of shareholders each year based upon a formula which uses the average compensation earned by all directors during the prior fiscal year and a multiplier related to the Company's EVA(R) performance for that fiscal year. This methodology is similar to that used to award options to key employees. Ten-year Discretionary Options for 1,500 shares of API stock, exercisable at $18.0625 per share, and 2,100 shares, exercisable at $10.3125 per share, were granted to each non-employee director under this formula on April 24, 1998 and April 23, 1999, respectively.

   As of February 18, 2000, 8,966 shares remain available for the grant of Elected and Discretionary Options under the 1995 Directors Plan.

   Prior to 1998, eligible directors with five or more years of continuous service were entitled to a benefit of $10,000 a year payable over ten years upon retirement, death prior to retirement, or nonelection to or removal from the Board following an unfriendly change in control of the Company. On April 24, 1998, the Company's Board of Directors, on recommendation of the Compensation Committee, approved a plan to replace this retirement benefit with a one-time grant of stock options. Messrs. Hjelm and Wiedenhaupt were not eligible for this benefit. The present value as of May 1, 1998 of each director's retirement benefit was determined and this value was replaced by the grant of a stock option with a value equivalent to that present value utilizing the Black-Scholes option pricing model. These options, granted at $18.0625 per share, are exercisable immediately by those directors with five or more years of service and on their fifth anniversary by directors having less than five years of service. The options expire ten years from date of grant. The number of shares covered by each option granted to replace retirement benefits are shown in the table below. None of these options has been exercised.

                                OPTIONS GRANTED

                                                                                        Average
                                                                   Options    Options   Exercise
                         Elected Discretionary Retirement  Total  Exercised Outstanding  Price
                         ------- ------------- ---------- ------- --------- ----------- --------
Albertine...............  9,269      3,600        2,800    15,669   7,688       7,981    $13.02
Hjelm...................  4,851      3,600          --      8,451     --        8,451    $ 7.81
Kennedy................. 12,433      3,600        6,200    22,233     --       22,233    $ 9.37
MacMaster............... 11,008      3,600        6,600    21,208     --       21,208    $ 9.94
Oertel.................. 10,643      3,600        5,400    19,643     --       19,643    $ 9.54
Rice.................... 10,795      3,600        3,400    17,795     999      16,796    $ 8.81
Stead...................  7,654      3,600        3,000    14,254     --       14,254    $ 9.43
  Totals................ 66,653     25,200       27,400   119,253   8,687     110,566    $ 9.58

--------
(R) EVA is a registered trademark of Stern Stewart & Co.

                         SHARE OWNERSHIP OF MANAGEMENT

   The following table shows the number of shares of Common Stock beneficially owned as of February 18, 2000 by (1) each director and each executive officer named in the Summary Compensation Table and (2) all directors and executive officers of API as a group.

                                                                   Percent of
                                                Amount and Nature Common Shares
     Name of Individual                           of Beneficial    Outstanding
     or Description of Group                    Ownership (1)(2)       (3)
     -----------------------                    ----------------- -------------
     John M. Albertine.........................        5,334           --
     Holger Hjelm..............................      265,060(4)        3.8%
     Bernard J. Kennedy........................       24,178           --
     Douglas J. MacMaster, Jr..................       21,899           --
     Klaus K. Oertel...........................       11,907           --
     Victor A. Rice............................       13,922           --
     Jerre L. Stead............................       12,904           --
     Kurt Wiedenhaupt..........................      379,995           5.2%
     James W. Bingel...........................       39,940           --
     Bruce McH. Kirchner.......................       23,500           --
     Craig J. VanTine..........................       38,032           --
     Richard S. Warzala........................       89,300           1.3%
     All directors and executive officers as a
      group, including those named above.......      925,971(5)       12.4%

--------
(1) Each individual has sole voting and investment power over the shares indicated as owned by that individual unless otherwise noted.
(2) Includes the following shares that the named executive officers and directors have the right to acquire pursuant to options that are currently exercisable or become exercisable within the next 60 days:

       J. M. Albertine..................................................   4,834
       H. Hjelm.........................................................   5,060
       B. J. Kennedy....................................................  18,397
       D. J. MacMaster Jr...............................................  17,899
       K. K. Oertel.....................................................  10,107
       V. A. Rice.......................................................  12,923
       J. L. Stead......................................................   7,904
       K. Wiedenhaupt................................................... 357,923
       J. W. Bingel.....................................................  36,987
       B. McH. Kirchner.................................................  20,500
       C. J. VanTine....................................................  35,900
       R. S. Warzala....................................................  66,000

(3) Percentage calculations for each individual and group in the table are based on 6,889,322 shares of Common Stock outstanding, plus any shares such person or persons in such group have the right to acquire within 60 days of February 18, 2000 pursuant to outstanding options. Unless otherwise indicated in the table, each of the directors and executive officers named in the table owns less than 1% of the Common Stock outstanding.
(4) Mr. Hjelm is an affiliate of InterScan which owns 1,236,337 shares of the Company's Series B Preferred Stock, which are presently convertible into 1,538,603 shares of Common Stock at a current conversion price of $17.00 per share (see "Share Ownership of Certain Beneficial Owners"), which represents approximately 22.3% of the Common Stock outstanding before the conversion and approximately 18.3% of the Common Stock outstanding after giving effect to the conversion, assuming that the number of shares outstanding on the presumed date of conversion is equal to the number outstanding on February 18, 2000. Mr. Hjelm may be deemed the beneficial owner of those shares; however, those shares are not included in the table above.
(5) Includes 596,334 shares that executive officers and directors as a group have the right to acquire pursuant to options that are currently exercisable or become exercisable within the next 60 days, including the shares set forth in note 2 above.

                  SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

   The following table shows the number of shares of Common Stock owned by each person or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known to API to be the beneficial owner of more than 5% of its Common Stock as of February 18, 2000 unless otherwise indicated.

     Name and                                          Amount and    Percent of
     Address                                           Nature of       Common
     of Beneficial                                     Beneficial       Stock
     Owner                                             Ownership     Outstanding
     -------------                                     ----------    -----------
     InterScan Holding Ltd. .......................... 1,798,603(1)     21.3%(1)
      Schifflande 5
      CH-8001 Zurich Switzerland
     David L. Babson and Company Incorporated.........   638,500(2)      9.3%
      One Memorial Drive
      Cambridge, MA 02141
     Dimensional Fund Advisors Inc....................   592,074(3)      8.6%
      1299 Ocean Avenue
      Santa Monica, CA 90401
     Robert J. Fierle.................................   591,602(4)      8.6%
      2419 Lapham Road
      East Aurora, NY 14052
     Paradigm Capital Management, Inc.................   357,800(5)      5.2%
      9 Elk Street
      Albany, NY 12207

--------
(1) InterScan owns 260,000 shares of Common Stock and 1,236,337 shares of Series B Preferred Stock; the number in the table above includes the number of shares of Common Stock into which the Series B Preferred Stock is presently convertible at a conversion price of $17.00 per share and the percentage of 21.3% is based on the Common Stock outstanding after giving effect to the conversion, assuming the number of shares outstanding on the presumed date of conversion is equal to the number outstanding on February 18, 2000. Mr. Hjelm may be deemed to be the beneficial owner of those shares. See note 4 under the table in "Share Ownership of Management."
(2) Based on information set forth in a Schedule 13G dated January 25, 2000, David L. Babson and Company Incorporated, in its capacity as investment advisor, may be deemed the beneficial owner of 638,500 shares of Common Stock as of December 31, 1999 which are owned by numerous investment counseling clients.
(3) Based on information contained in a Schedule 13G dated February 4, 2000, Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 592,074 shares of Common Stock as of December 31, 1999, all of which shares are held in portfolios of four investment companies and certain other investment vehicles, including commingled group trusts, to whom Dimensional offers investment advice or for which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.
(4) Includes 5,000 shares owned by Mr. Fierle's spouse. Mr. Fierle disclaims beneficial ownership of all such shares.
(5) Based upon information contained in a Schedule 13G dated February 16, 2000, Paradigm Capital Management, Inc., a registered investment adviser, is deemed to have beneficial ownership of 357,800 shares of Common Stock.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC") and the New York Stock Exchange. Directors, officers and greater-than-10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on review of information furnished to the Company, reports filed through the Company, and written representations that no Forms 5 were required, the Company believes that all Section 16(a) filing requirements applicable to its directors, officers and greater-than-10% beneficial owners were complied with during 1999 except for an option for 241 shares of stock granted to Dr. Albertine on January 1, 1999 and an option for 2,100 shares granted to Mr. Hjelm on April 23, 1999 which were inadvertently reported late.

                               EXECUTIVE OFFICERS

   The following is a list of the executive officers of the Company, each of whom is appointed to serve at the pleasure of the Board.

                                                                                   Has Been an
                                                                                    Executive
Name and Age                                Offices Held at API                   Officer Since
------------                                -------------------                   -------------
Kurt Wiedenhaupt, 62....  President                                                   1992
James W. Bingel, 52.....  Vice President and President of API Delevan Inc.            1991
Bradley J. Holcomb, 51..  Vice President, Supply Chain Management and Operational
                           Excellence                                                 1998
Bruce McH. Kirchner,
 51.....................  Vice President and Chief Financial Officer                  1997
Craig J. VanTine, 53....  Vice President and President of API Heat Transfer Inc.      1997
Richard S. Warzala, 46..  Vice President and President of API Motion Inc.             1986

   All of the executive officers have been employed by API for more than five years except for Mr. Holcomb who was appointed on September 28, 1998, and Mr. Kirchner who was appointed on February 3, 1997.

   From 1996 to 1998, Mr. Holcomb was Vice President of Praxair, Inc. with responsibility for global procurement and materials management. For 20 years prior to that, Mr. Holcomb was employed by Eastman Kodak Company, serving as Director, Supplier Relationship Management from 1994 to 1996 and as General Manager, Product Development and Manufacture Partnerships from 1993 to 1994.

   Mr. Kirchner was employed for 22 years in various financial positions with The Carborundum Company and its successors. From 1989 to 1996, he was Vice President and Chief Financial Officer of BP Chemicals-Advanced Materials and Carborundum Division, a multinational manufacturer of polymer and ceramic based products.

                       COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

   The Summary Compensation Table sets forth individual compensation information for the Chief Executive Officer and the four other most highly compensated executive officers.

                                                    Long-Term
                                                   Compensation
                                                   ------------
                          Annual Compensation
                                  (1)
                         ----------------------     Securities
  Name and                                          Underlying
 Principal                                           Options/      All Other
  Position               Year  Salary   Bonus        SARs(#)    Compensation (2)
 ---------               ---- -------- --------    ------------ ---------------
Kurt Wiedenhaupt         1999 $350,000 $326,000          --        $310,711
 President and CEO       1998  333,335   48,300          --          82,731
                         1997  300,000  319,811      200,000         98,650

James W. Bingel          1999  136,668  104,816       10,000         13,206
 Vice President          1998  128,333   70,124       12,000         12,979
                         1997  120,670   73,817        8,000         12,394

Bruce McH. Kirchner      1999  165,000  106,100       12,500         14,905
 Vice President and CFO  1998  160,000   16,070       15,000         15,365
                         1997  137,500  104,700       20,000         15,092

Craig J. VanTine         1999  165,000   68,799       12,500         40,549
 Vice President          1998  162,052   51,980       15,000          2,500
                         1997  137,951   27,098        8,000          2,250

Richard S. Warzala       1999  200,000  176,630       15,000         48,261
 Vice President          1998  191,666   (2,865)(3)   25,000         24,328
                         1997  162,567  121,621       20,000         11,451

(1) Other Annual Compensation does not exceed the lesser of $50,000 or 10% of total salary and bonus for any of the executives named in the table.

(2) All Other Compensation for 1999 includes (i) amounts paid to or on behalf of Mr. Wiedenhaupt, Mr. Kirchner, Mr. VanTine, and Mr. Warzala under the Pension Benefit Restoration Plan adopted by the Company in 1994 and described under API Pension Plan below, (ii) the actuarial value of premium payments made by the Company allocable to the executive officer's death benefit under a split-dollar life insurance program, combined with compensation paid in connection with premium payments, if any, made by the executive officer, (iii) Company contributions to the 401(k) Retirement Savings Plan for Salaried Employees (which equal 25% of that portion of the employee's contribution which does not exceed 6% of such employee's total pay for the year), and (iv) payments to Messrs. Wiedenhaupt, VanTine, and Warzala for unused vacation time. The amounts for each individual were as follows:

                               Pension
                               Benefit    Split-     401(k)      Paid
                             Restoration  Dollar    Company     Unused
                                Plan     Program  Contribution Vacation  Total
                             ----------- -------- ------------ -------- --------
Kurt Wiedenhaupt............   $8,434    $268,688    $2,500    $31,089  $310,711
James W. Bingel.............      --       10,706     2,500        --     13,206
Bruce McH. Kirchner.........        6      12,399     2,500        --     14,905
Craig J. VanTine............       92      31,611     2,500      6,346    40,549
Richard S. Warzala..........      217      22,468     2,500     23,076    48,261

(3) Mr. Warzala's earned EVA bonus for 1998 is a negative amount which reduced the amount of deferred prior year bonus held in Mr. Warzala's EVA Bank Account. See the discussion of EVA Bank Accounts under "Board Compensation Committee Report-Incentive Compensation."

Option Grants in Last Fiscal Year

   The following table provides information on grants of stock options made during the 1999 fiscal year to the executive officers named in the Summary Compensation Table.

                                           Individual Grants
                               -----------------------------------------
                                             % of
                               Number of    Total
                               Securities  Options                        Grant
                               Underlying Granted to Exercise             Date
                                Options   Employees    Base              Present
                                Granted   in Fiscal   Price   Expiration  Value
Name                            (#) (1)      Year     ($/Sh)     Date     $(2)
----                           ---------- ---------- -------- ---------- -------
Kurt Wiedenhaupt..............        0      --           --       --        --
James W. Bingel...............   10,000      5.1%    $10.3125  4-22-09   $46,718
Bruce McH. Kirchner...........   12,500      6.4      10.3125  4-22-09    58,398
Craig J. VanTine..............   12,500      6.4      10.3125  4-22-09    58,398
Richard S. Warzala............   15,000      7.7      10.3125  4-22-09    70,077

--------
(1) All of the options reflected in the table are ten year options and become exercisable at the rate of 20% per year beginning on the first anniversary of the date of grant.

(2) In accordance with SEC rules, the Grant Date Present Values were determined under the Black-Scholes option pricing model. The Company's use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option models require a prediction about the future movement of the stock price. The following assumptions were made for purposes of calculating Grant Date Present Values: expected volatility factor of 33.3%, risk free rate of return of 4.875%, dividend yield of zero, and the time of exercise of 7.0 years. The actual value of the options in this table depends upon the actual performance of the Company's stock during the applicable period and upon when they are exercised.

Fiscal Year-End Option/SAR Values

   The following table summarizes information with respect to unexercised stock options and stock appreciation rights ("SARs") held by the executive officers named in the Summary Compensation Table at the end of the 1999 fiscal year. The closing price of the Company's Common Stock on the New York Stock Exchange on December 31, 1999 was $8.50. None of these executive officers exercised options in 1999.

                         Number of Securities            Value of Unexercised
                        Underlying Unexercised         In-the-Money Options/SARs
                      Options/SARs at FY-End (#)             at FY-End ($)
                      ------------------------------   -------------------------
Name                  Exercisable     Unexercisable    Exercisable Unexercisable
----                  -------------   --------------   ----------- -------------
Kurt Wiedenhaupt....          345,923          168,000  $198,750        $ 0
James W. Bingel.....           27,787           29,200  $ 12,921        $ 0
Bruce McH.
 Kirchner...........           11,000           36,500  $    --         $ 0
Craig J. VanTine....           24,800           36,500  $  6,925        $ 0
Richard S. Warzala..           48,600           55,400  $ 19,375        $ 0

API Pension Plan

   Executive officers of the Company are covered by the API Pension Plan (the "Pension Plan"). Normal retirement age under the Pension Plan is 65. The normal monthly retirement benefit is equal to 1% of average monthly base earnings multiplied by the years of credited service. Average monthly base earnings are determined from the highest continuous five years out of the last ten years worked prior to retirement. The normal monthly retirement benefit is reduced by 1/2 of 1% for each month between the date benefits begin and the participant's normal retirement date in the case of early retirement. Benefits are not subject to any reduction for Social Security payments or other offset amounts.

   The table set forth below illustrates representative annual retirement benefits for various levels of compensation and periods of service under the Pension Plan.

        Average Annual
      Earnings (highest         Estimated Annual Retirement Benefits
     continuous 5 of last        Based on Credited Years of Service
      10 years prior to                       Indicated
         retirement)         --10--------15--------20--------25--------30--------------
     --------------------    -------   -------   -------   -------   -------
     $ 50,000                $ 5,000   $ 7,500   $10,000   $12,500   $15,000
      100,000                 10,000    15,000    20,000    25,000    30,000
      160,000 or more         16,000    24,000    32,000    40,000    48,000

   Under the Omnibus Budget Reconciliation Act of 1993 ("OBRA"), the amount of annual earnings which can be utilized in determining benefits under the Pension Plan was reduced from $235,840 to $150,000 (subject to a cost of living adjustment). The latter amount is indexed to inflation, and the limit applicable to 1999 is $160,000. This change has reduced the retirement benefits under the Pension Plan for certain executives of the Company. In 1994, the Company adopted a Pension Benefit Restoration Plan pursuant to which the Company makes annual payments under a flexible deposit annuity contract for Mr. Wiedenhaupt and reimburses him for his income taxes on the annuity payments and makes additional premium payments on split-dollar life insurance policies for Messrs. Kirchner, VanTine, and Warzala. Upon retirement, the annuity contract and split-dollar policies will provide benefits equal to the benefits lost due to the enactment of OBRA.

   By way of illustration, an employee covered by the Pension Benefit Restoration Plan retiring with 30 years of credited service and average annual earnings of $200,000 would be entitled to an annual retirement benefit of $60,000, $48,000 of which would be provided by the Pension Plan and $12,000 of which would be provided through the Pension Benefit Restoration Plan.

   The credited years of service on December 31, 1999 for the persons named in the Summary Compensation Table are as follows: Mr. Wiedenhaupt--8 years; Mr. Bingel--8 years; Mr. Kirchner--3 years; Mr. VanTine--27 years; and Mr. Warzala--23 years. The current compensation covered by the Pension Plan, which excludes bonus earnings, is reflected in the "Salary" column of the Summary Compensation Table, subject to the aforementioned limit under OBRA.

Employment Contract; Supplemental Benefit Programs;
and Change of Control Arrangements

   Mr. Wiedenhaupt was first employed as the Company's President and Chief Executive Officer effective July 1, 1992 and entered into an employment agreement at that time for the five-year period ending June 30, 1997. Effective July 1, 1997 he signed a new Executive Employment Agreement (the "Employment Agreement") which extended his employment for the six-year period ending June 30, 2003 (the "Employment Period"). The Employment Agreement provides for an annual salary of not less than $300,000 and entitles Mr. Wiedenhaupt to participate in the Company's bonus and other benefit plans.

   If the Employment Agreement is terminated by the Company (other than for cause or by reason of Mr. Wiedenhaupt's death or disability), he will be entitled to receive all unpaid salary for the balance of the Employment Period, subject to a maximum amount equal to three times his annual salary and bonus and a minimum of one times that amount, his supplemental retirement benefit, and his vested benefits under other plans, subject to certain limitations. These amounts will be paid on the dates they would have been paid if his employment had not been terminated unless the Company elects for them to be paid in a discounted lump sum.

   Upon retirement at age 65, Mr. Wiedenhaupt will be entitled to a supplemental retirement benefit of $3,000,000 payable over 15 years. His benefits vest at the rate of 10% per year commencing in 1992 and will be offset by benefits under a separate split-dollar life insurance policy. The present value of these supplemental retirement benefits are payable to Mr. Wiedenhaupt upon termination of his employment within 36 months following a change in control of the Company, in which event there would be a transfer of cash surrender value from the Company to Mr. Wiedenhaupt under the split-dollar life insurance policy in an amount sufficient to make up this present value.

   Upon retirement at age 65, Mr. Warzala will be entitled to a supplemental retirement benefit of $1,200,000 adjusted for changes in the Consumer Price Index from May 1, 1998 and payable over 15 years. In the event of involuntary termination of employment, Mr. Warzala is fully vested in this program. His benefit is offset by benefits under separate split-dollar life insurance policies. The present value of these supplemental retirement benefits are payable to Mr. Warzala upon termination of his employment within 36 months following a change in control of the Company.

   Messrs. Bingel, Kirchner and VanTine will be entitled to a supplemental retirement benefit equal to three times final annual base compensation, payable monthly over a 15-year period upon retirement at age 65. These retirement benefits are offset by benefits under separate split-dollar life insurance policies which, prior to retirement, provide the executives with a death benefit equivalent to three times current annual base compensation. The present value of these supplemental retirement benefits are payable to these officers upon termination of their employment within 36 months following a change in control of the Company.

   The Company entered into agreements with Mr. Wiedenhaupt, Mr. Bingel, Mr. VanTine, and Mr. Warzala in 1996, and with Mr. Kirchner in 1997 which provide severance payments to each of them if they are either terminated or resign for "good reason," as defined in the agreements, within three years after there has been a "change of control," as defined, of the Company. In that event, Mr. Wiedenhaupt would receive a severance payment equal to three and a half times his then annual base salary plus the highest bonus accrued for him in any of the three preceding years ("Total Compensation") plus a benefit replacement amount equal to 50% of his Total Compensation and an amount to offset 75% of the income tax liability Mr. Wiedenhaupt would incur upon the transfer of cash surrender value to him under his split-dollar life insurance policy. These payments would be in lieu of any severance payments under Mr. Wiedenhaupt's Employment Agreement. Mr. Warzala would receive a severance payment equal to two times his then annual base salary plus the highest bonus accrued for him in any of the three preceding years and a benefit replacement equal to 35% of his total compensation; Messrs. Kirchner and VanTine would receive 120% of their then annual base salary plus the highest bonus accrued for them in any of the three preceding years and 35% benefit replacement; and Mr. Bingel would receive one times his then annual base salary plus the highest bonus accrued for him in any of the three preceding years and 35% benefit replacement. Each agreement provides that if the executive receives payments that would subject him to any federal excise tax under Section 280G of the Internal Revenue Code, he will also receive a cash "gross-up" payment so that he will be in the same net after-tax position that he would have been in had the excise tax not been applicable.

Performance Graph

   The following performance line graph compares the cumulative total shareholder return on an investment in the Company's Common Stock over the past five years with the total return on the stocks comprising the Russell 2000 Index and the Media General Multi-Industry Index ("Multi-Industry Index"). The data for the graph was furnished by Media General Financial Services. The line graph assumes an investment of $100 in API stock on the last day of the 1994 fiscal year and the reinvestment of quarterly cash dividends at the closing price of API stock on the ex-dividend date during those quarters when a dividend was paid; the Company discontinued its quarterly cash dividend as of the first quarter of 1997. Calculations for the Russell 2000 and Multi-Industry Indexes are made in a similar fashion. The Russell 2000 is an index comprised of small market capitalization companies, similar to API, and therefore is considered the best broad index against which to compare the stock market performance of the Company.





                                 [LINE GRAPH]

-----------------------------------------------------------------------
                         1994     1995    1996    1997    1998    1999
-----------------------------------------------------------------------
API                     100.0    147.1   269.5   280.5   139.0   114.6
-----------------------------------------------------------------------
RUSSELL 2000
INDEX                   100.0    128.4   149.8   183.2   178.1   213.0
-----------------------------------------------------------------------
MULTI-INDUSTRY
INDEX                   100.0    141.5   183.8   245.0   320.2   447.9
-----------------------------------------------------------------------

Board Compensation Committee Report *

   The Compensation Committee of the Board of Directors (the "Committee") is composed entirely of independent outside directors. In 1999 the Committee consisted of Messrs. Stead (Chairman), Albertine, and Rice. The Committee is responsible for setting and administering the policies, which govern annual compensation, bonus plans, and stock ownership programs.

 Compensation Philosophy

   The Committee annually evaluates API's corporate performance and compensation and share ownership programs as compared with industrial companies reasonably similar in size, product content, profitability, return on equity, and sound financial condition. Such data are gathered from consultant surveys and published statistics and surveys. The Company's annual compensation programs are designed to strike a reasonable balance between competitive base salaries and a performance-oriented incentive system which does not reward employees unless targeted goals are reached. If such goals are reached, incentive compensation increases based on the goals achieved.

 Salaries

   The Committee set salaries for the executive officers of the Company for the year beginning May 1, 1999 based on the Committee's evaluation of each officer's performance, the performance of the officer's operating divisions, and the overall performance of the Company. All executive officers other than the President and Chief Executive Officer received salary increases based on that evaluation.

 Stock Options

   As indicated above in the table under the caption "Option Grants in Last Fiscal Year," in April 1999 the Committee granted stock options to certain executive officers and other selected key employees; however, no options were granted in 1999 to the President and Chief Executive Officer. In determining the size of the grants for the executive officers, the Committee assessed their individual performance, contributions to the business and relative levels of responsibility.

 Report on Repricing of Options/SARs

   The Company has never repriced any outstanding options or SARs or cancelled and replaced any option or SAR with one that had a lower exercise price. The Company's Board of Directors does not favor such repricing or replacement. In order to eliminate the possibility for any such repricing or cancellation and replacement, in July 1998 the Company amended all of its employee and director stock option plans to specifically preclude any repricings or other changes that would similarly reduce the exercise price of options after they have been granted.

 Incentive Compensation

   Beginning with 1995, the Company adopted an incentive compensation plan based on the concept of economic value added (the "EVA Plan") to replace bonus plans which were previously in effect. One purpose of the EVA Plan is to provide incentives for plan participants to strive for the enhancement of shareholder value through the achievement of the Company's strategic plan objectives. The EVA Plan is also a critical feature of the Company's program to shift a portion of employee compensation from fixed to variable so that, over time, the variable component (i.e., EVA incentive compensation) of employee compensation will become more
--------
* The Report of the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this information statement into any filing under either the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (together, the "Acts"), except to the extent that the Company specifically incorporates such report by reference; and further, such report shall not otherwise be deemed filed under the Acts.

significant in relation to the fixed component (i.e., base salary or wages). All employees are eligible to participate in the EVA Plan, except employees subject to certain collective bargaining agreements and employees compensated under separate sales incentive or commission programs.

   EVA is the amount by which the net operating profit after tax of a business unit exceeds the weighted average cost of capital relative to the average capital employed by that business unit.

   Each EVA Plan participant has a target bonus based on a percentage of the participant's base compensation during the Plan Year. Percentages are established in the EVA Plan for various levels of responsibility within the business units.

   Each operating unit and the Company as a whole ("Units") had an EVA target for 1999 approved by the Committee. Actual 1999 EVA results compared to the EVA target establishes the percentage of the target bonus earned by the EVA Plan participants. If EVA for a Unit exceeds the EVA target for the Plan Year, the target bonus for the participants in that Unit will be increased by the same percentage that EVA exceeds the EVA target. If EVA for a Unit falls short of the EVA target for the Plan Year, the target bonus will be reduced by 1.5% for each percentage point that the EVA shortfall bears to the EVA target.

   The bonuses earned by EVA Plan participants whose target bonus percentage is 15% or more of base compensation (hereinafter referred to as "Bank Employees") are subject to discretionary adjustment not to exceed plus or minus 15% of the formula bonus. Bonus awards for most Bank Employees in operating Units will be determined by subjecting 75% of their target bonus to EVA performance of their Unit, and 25% of their target bonus to EVA performance of their manufacturing group.

   The bonuses earned by EVA Plan participants who are not Bank Employees are subject to discretionary adjustments determined by the Unit's general manager, subject to review by the Committee. The bonus award allocations made to participants who are not Bank Employees will be paid in full on or about March 15 following the end of the Plan Year.

   Bonus awards to Bank Employees are added to the amount, if any, held in an account maintained on the Company's books for each Bank Employee ("Bank Account"). If the amount in the Bank Account after adding the current bonus award is equal to or less than the employee's target bonus, then the entire "Bank Account" balance will be paid to the employee on or about March 15 in the year following the Plan Year. If the Bank Account balance exceeds the target bonus, the employee will be paid the target bonus plus one-half such excess. An employee can have a negative bonus which will reduce the employee's Bank Account or create a negative balance in this Bank Account which must be offset by positive bonuses in the future before any bonus payment will be made from the bank. The Committee has the authority to modify treatment of negative balances when deemed appropriate.

 CEO Compensation

   The determination of the Chief Executive Officer's salary, bonus and annual grant of stock options followed all of the policies and calculations set forth above for those components of all executives' compensation.

   Mr. Wiedenhaupt's base annual salary is determined by his Employment Agreement with the Company. The Committee, with the approval of the Board of Directors, can determine, in its discretion, to increase Mr. Wiedenhaupt's salary. At its meeting in April 1999, the Committee reviewed Mr. Wiedenhaupt's performance for the prior year, with particular attention to the progress made by the Company in the development and execution of its growth strategy, the Company's earnings and return on equity, and the EVA generated by the Company. No adjustment to Mr. Wiedenhaupt's salary was made at that time.

   The bonus awarded to Mr. Wiedenhaupt in 1999 for 1998 performance was determined in accordance with the EVA Plan.

   In connection with the extension of his Employment Agreement in July 1997, the Company had granted Mr. Wiedenhaupt options to purchase 200,000 shares of the Company's Common Stock as an incentive for his continued achievement of the Company's growth strategy. In view of that grant, the Committee elected not to grant any options to him in 1998 or in 1999.

   In February 1999 the Committee recommended, and the Board approved, an increase in Mr. Wiedenhaupt's supplemental retirement benefit from an estimated $2,000,000 to $3,000,000 payable over 15 years; and in October 1999 the Committee recommended, and the Board approved, compensating Mr. Wiedenhaupt for 75% of any tax owed as a result of the full funding of his supplemental retirement benefit resulting from a change of control of the Company.

 Policy on Deductibility of Compensation

   The Committee intends that, whenever reasonably possible, compensation paid to its managers, including its executive officers, should be deductible for federal income tax purposes. All compensation paid to or earned by the executive officers in fiscal 1999 was deductible for federal income tax purposes.

   Submitted by the Compensation Committee of the Company's Board of Directors:

                                          Jerre L. Stead, Chairman
                                          John M. Albertine
                                          Victor A. Rice

Compensation Committee Interlocks and Insider Participation

   There are no "Compensation Committee interlocks" or "insider participation" which SEC regulations would require to be disclosed in this information statement.

Dated: February 24, 2000
Buffalo, New York